

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

Anthony A. DiTonno
President and Chief Executive Officer
NeurogesX, Inc.
2215 Bridgepointe Parkway, Suite 200
San Mateo, CA 94404

> **Re: NeurogesX, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Definitive Proxy Statement on Schedule 14A Filed April 20, 2010**
> **File No. 001-33438**

Dear Mr. DiTonno:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief